August 31, 2021

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ernest Greene

RE:     NeoPhotonics Corporation
Registration Statement on Form S-3
File No. 333-258862

Ladies and Gentlemen:

NeoPhotonics Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 2, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours,
NeoPhotonics Corporation

By: /s/ Timothy S. Jenks
Name: Timothy S. Jenks
Title: Chief Executive Officer

3081 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.433.4898 www.neophotonics.com